SeaoSpa, Inc.
                           3 Hahistadrut St., Suite #6
                            Kiryat Yam, Israel 29056
                             Tel: +1 (877) 841-5343


                                                                  April 16, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Lilyanna L. Peyser
      Division of Corporation Finance

Re:   SeaOspa, Inc.
      Registration Statement on Form S-1 Filed on February 9, 2009, and amended on March 24, 2009 and April 14, 2009.
      File No. 333-157175 (the "Registration Statement")

Dear Ms. Peyser:

SeaoSpa, Inc. (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Monday, April 20, 2009, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

                                           Very truly yours,
                                           SeaoSpa, Inc.


                                           By: /s/ Yakov Terner
                                              ----------------------------------
                                           Name:  Yakov Terner
                                           Title: President and Director